Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernandez

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES THE PRICE OF SHARES

(Santiago, Chile, December, 23, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that in relations with the Company's capital increase approved at the Extraordinary Shareholders' Meeting held on November, 14, 2002 , the Board of Directors at an Extraordinary Session held on December, 20, 2002 agreed to initiate the process in relation with the registration of the shares with the Chilean Superintendencia de Valores y Seguros (Superintendency of Security and Insurance, or SVS).

The Company's Board of Directors fixed the price of each share at Ch$24.

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The Company has decided not to make the Rights Offering available to holders of American Depositary Shares, or "ADSs", based on a New York Stock Exchange exemption which allows an issuer to exclude ADS holders in such an offering where it is impracticable or unduly expensive for that Company to offer those rights to U.S. holders of ADSs.

Neither the Rights Offering transaction nor the shares to be offered and sold in that offering are registered under the U.S. Securities Act of 1933 nor under any U.S. state securities laws. The shares will be offered and sold in a transaction outside the United States and will be offered and sold only to Non-U.S. Persons in accordance with Regulation S under the Securities Act.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. The Company is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Readers are cautioned not to place undue reliance on the forward-looking statements included in the above text, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.